Exhibit 2.1
EXECUTION COPY
THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of the 3rd day of February, 2010 (the “Closing Date”), between
WEB.COM GROUP, INC., a corporation incorporated under the laws of the State of Delaware (hereinafter “WEB.COM”)
OF THE FIRST PART
- and —
INNUITY, INC., a corporation incorporated under the laws of the State of Washington (hereinafter “INNUITY”)
OF THE SECOND PART
WHEREAS INNUITY provides the End-Users (as defined below) with certain shared webhosting and ecommerce services;
AND WHEREAS WEB.COM wishes to purchase from INNUITY, and INNUITY wishes to sell to WEB.COM, certain of the assets of the Business (as defined below).
NOW THEREFORE, WEB.COM agrees to purchase from INNUITY, and INNUITY agrees to sell to WEB.COM, the Purchased Assets (as defined below) on the following terms and conditions:
1.	Defined Terms
     In this Agreement (including the recitals and schedules hereto), the following terms and expressions will have the following meanings, and capitalized terms not defined below will have the meanings ascribed to them in the body of this Agreement:
     “AHPP” has the meaning ascribed to it in Section 4;
     “Annual Hosting End-Users” means the customers of the Business who receive webhosting services from INNUITY and are billed on an annual basis and are set forth on Schedule A-3;
“Assumed Liabilities” has the meaning ascribed thereto in Section 5;
     “Business” means the business associated with the sale of the Services to the End-Users;
“Closing Date” has the meaning ascribed thereto in the preamble to this Agreement;
     “Closing Date Purchase Price” has the meaning ascribed to it in Section 4;
     “Confidential Information” has the meaning ascribed thereto in Section 14;
     “Customer Maintenance Period” has the meaning ascribed thereto in Section 10;
     “Customer Maintenance Services” has the meaning ascribed thereto in Section 10;
     “Damages” has the meaning ascribed to it in Section 12;
     “eCommerce End-Users” means the customers of the Business who receive eCommerce services from INNUITY and are set forth on Schedule A-4. For the avoidance of doubt, however, eCommerce End-Users may also be Annual Hosting End-Users or Monthly Hosting End-Users;
     “eCommerce Sunset Date” has the meaning ascribed to it in Section 9;
     “ECPP” has the meaning ascribed to it in Section 4;
     “Encumbrances” means all mortgages, charges, pledges, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing, provided, however, that licenses granted or post-closing obligations arising under any End-User Agreements shall specifically be excluded from Encumbrances;
     “End-Users” means the customers of the Business who are Free Hosting End-Users, Monthly Hosting End-Users, Annual Hosting End-Users and eCommerce End-Users as of the Closing Date as set out in Schedules A1, A2, A3 and A4, respectively;

     “End-User Agreements” means all executory and in force services agreements between INNUITY and Free Hosting End-Users, Monthly Hosting End-Users, Annual Hosting End-Users and eCommerce End-Users relating to the Services, the forms of such agreements are attached as Schedules B1, B2, B3 and B4, respectively;
     “End-User Information” means all information possessed by INNUITY identifying and describing the End-Users, to the extent available, being all available customer lists, email addresses, addresses, phone numbers, credit card information, billing information, user ID’s and passwords;
     “FHPP” has the meaning ascribed to it in Section 4;
     “FHPP/ECPP Records” has the meaning ascribed to it in Section 4;
     “Free Hosting End-Users” means the customers of the Business who receive webhosting services on a free trial basis and are set forth on Schedule A-1;
     “Financial Information” means the financial information relating to the revenues of the Business (including the Pre-Closing Annualized Revenue), as set out in Schedule D;
     “GAAP” means United States generally accepted accounting principles, applied consistently with the past practices of INNUITY related to the Business;
     “Holdback Amount” has the meaning ascribed to it in Section 4;
     “Innuity License” has the meaning ascribed to it in Section 10;
     “Innuity Technology” has the meaning ascribed to it in Section 10;
     “Indemnity Threshold” has the meaning ascribed to it in Section 13;
     “MHPP” has the meaning ascribed to it in Section 4;
     “Monthly Hosting End-Users” means the customers of the Business who receive webhosting, “lead connect” pay-per-click advertising and/or pay-per-click advertising management services from INNUITY and are billed on a monthly basis and are set forth on Schedule A-2;
     “Net Collected Revenue” means the monies collected by WEB.COM or INNUITY on behalf of WEB.COM following the Closing Date as payment for WEB.COM services calculated as the total sum of dollars actually received by WEB.COM from Free Hosting End-Users or eCommerce End-Users or INNUITY for recurring fees for WEB.COM services, less the following adjustments: (a) charge-backs, (b) ACH returns, (c) WEB.COM-issued credits and refunds, (d) WEB.COM’s and/or third party’s processing fees and costs, and (e) WEB.COM’s and/or any third party’s collection fees and costs related to Free Hosting End-Users and eCommerce End-Users;
     “Notice of Claim” has the meaning ascribed to it in Section 13;
     “OFAC” has the meaning ascribed to it in Section 8;
     “Partner Agreements” means the partner agreements between INNUITY and the Partners set forth on Schedule C of this Agreement, true and correct copies of which have been delivered by INNUITY to WEB.COM prior to the Closing;
     “Partner Agreement Consents” means the written consents required to effectuate the full and proper assignment, transfer, conveyance and assumption of each individual Partner Agreement (as defined above and set forth in Schedule C of this Agreement) to WEB.COM as well as all rights, benefits, and post-closing obligations related thereto in accordance with this Agreement and as further addressed in Section 9(c) hereof, whereby all Partner Agreement Consents are to be in a form acceptable to WEB.COM;
     “Partners” means the entities set forth on Schedule C of this Agreement;
     “Pre-Closing Annualized Revenue” means all revenues (less all taxes, refunds or adjustments) earned by INNUITY in relation to providing the Services to the respective End-Users, as such revenues were recognized by INNUITY in accordance with GAAP during the month ended on January 31, 2010, multiplied by twelve (12), as set out in Schedule D;
     “Primary Partner Consents” has the meaning ascribed to it in Section 9;
     “Purchased Assets” has the meaning ascribed thereto in Section 2 of this Agreement;
     “Purchase Price” has the meaning ascribed thereto in Section 4;
     “Services” means the website hosting and ecommerce services provided by INNUITY to the End-Users; and
     “WEB.COM Technology” has the meaning ascribed to it in Section 10.

2.	Purchased Assets
     WEB.COM will purchase from INNUITY the following assets used in connection with the Business (the “Purchased Assets”), free and clear of all Encumbrances, for the purchase price as set forth below:
(a)	The right to host Free Hosting End-Users’, Monthly Hosting End-Users’ and Annual Hosting End-Users’ websites in accordance with the respective End-User Agreements and provide eCommerce services to End-Users;

(b)	Other than as they relate to eCommerce End-Users, all End-User Agreements and INNUITY’s contractual rights and obligations relating to the delivery of Services to End-Users after the Closing Date;

(c)	The rights under the partner agreements (the “Partner Agreements”) between INNUITY and the entities set forth on Schedule C of this Agreement (the “Partners”);

(d)	The End-User Information (subject to INNUITY’s rights under Section 17(i)); and

(e)	All accounts receivable, causes of action, lawsuits, judgments, deposits, refunds, rebates, choses in action, rights of recovery, rights of set-off, rights of recoupment, claims and demands of any nature available to or being pursued by INNUITY with respect to the Business or ownership, use, function or value of any of the Purchased Assets or Assumed Liabilities.
3.	Excluded Assets
     For greater certainty, the Purchased Assets do not include any tangible assets of INNUITY or any other assets of INNUITY (other than the Purchased Assets), used in connection with any other business or otherwise.
4.	Purchase Price
(a)	Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Purchased Assets, inclusive of all applicable taxes, shall be as follows:
(i)	Free Hosting End-Users. The Purchase Price for the Purchased Assets related to the Free Hosting End-Users shall be an amount equal to ten (10%) percent of the Net Collected Revenue arising from Free Hosting End-Users received from the Closing Date through the period ending on the twelve (12) month anniversary of the Closing Date (“FHPP”);

(ii)	Monthly Hosting End-Users. The Purchase Price for the Purchased Assets related to the Monthly Hosting End-Users shall be an amount equal to that number represented by “X” on Schedule D, which represents the Pre-Closing Annualized Revenue for such Monthly Hosting End-Users as of January 31, 2010 (“MHPP”);

(iii)	Annual Hosting End-Users. The Purchase Price for the Purchased Assets related to the Annual Hosting End-Users shall be an amount equal to that number represented by “Y” on Schedule D, which represents 50% of the Pre-Closing Annualized Revenue for such Annual Hosting End-Users as of January 31, 2010 (“AHPP”); and

(iv)	eCommerce End-Users. The Purchase Price for Purchased Assets related to the eCommerce End-Users shall be an amount equal to ten (10%) percent of the Net Collected Revenue arising from eCommerce End-Users received from the eCommerce Sunset Date through the twelve (12) months anniversary of the Closing Date (“ECPP”).
(b)	Purchase Price Payment. The Purchase Price shall be paid by WEB.COM to INNUITY as follows:
(i)	MHPP; AHPP; Closing Date Purchase Price. The Closing Date Purchase Price shall be an amount equal to that number represented by “Z” on Schedule D, which represents the sum of the MHPP and AHPP, and shall be paid in accordance with the following: (1) an amount equal to the number represented by “(0.90 x Z)” on Schedule D, representing ninety percent (90%) of the Closing Date Purchase Price, shall be paid by WEB.COM to INNUITY on the Closing Date; and (2) an amount equal to the number represented by “(0.10 x Z)” on Schedule D (the “Holdback Amount”), representing ten percent (10%) of the Closing Date Purchase Price, shall be paid by WEB.COM to INNUITY on the twelve-month anniversary of the Closing Date, subject to WEB.COM’s rights to indemnification under Section 12 of this Agreement and Section 13 of this Agreement.

(ii)	FHPP. The FHPP shall be paid on a monthly basis for a period of twelve (12) months following the Closing Date and remitted within fifteen (15) days of the end of each month and shall be accompanied by a report detailing the monthly transactions related to FHPP.

(iii)	ECPP. The ECPP shall be paid on a monthly basis for a period beginning on the eCommerce Sunset Date until twelve (12) months following the Closing Date and remitted within fifteen (15) days of the end of each month and shall be accompanied by a report detailing the monthly transactions related to ECPP.
All payments shall be made by wire transfer or other delivery immediately available funds, or as may otherwise be mutually agreed by the parties hereto. During the periods the FHPP and ECPP payments remain outstanding, WEB.COM shall maintain a segregated set of books and records for the Free Hosting End-Users and eCommece End-Users (the “FHPP/ECPP Records”). During the periods the FHPP and ECPP payments remain outstanding, INNUITY or its duly authorized representatives shall have the right to inspect and/or audit the FHPP/ECPP Records (no more than two (2) time per calendar year and upon fifteen (15) days’ prior written notice with such audit to occur during WEB.COM’s normal business hours) in order to verify the accuracy of the reported FHPP and ECPP payments, and any discrepancy in the calculation of such payments shall be adjusted by an immediate payment in the amount of such discrepancy. Furthermore, in the event it is determined that any FHPP and ECPP payment calculation is understated by five percent (5%) or more, then WEB.COM shall reimburse INNUITY for all reasonable costs and expenses incurred in connection with such investigation.
5.	Assumed Liabilities
     WEB.COM will not assume any of the liabilities or obligations of INNUITY of any nature or kind whatsoever, contingent or otherwise, other than the obligations of INNUITY to be performed after the Closing Date under the End-User Agreements with Monthly Hosting End-Users and Annual Hosting End-Users and the Partner Agreements (“Assumed Liabilities”).
6.	Non-Solicitation/Non-Competition
During the period beginning on the Closing Date and ending on the second (2nd) anniversary of the Closing Date, unless otherwise agreed in writing:
(a)	neither WEB.COM nor INNUITY will directly or indirectly solicit any employees of the other party (or such other party’s affiliates or subsidiaries) for employment, or any undertaking with which such party is associated; and

(b)	INNUITY shall not alone, through any subsidiary, affiliate or joint venture or as a member, partner, or agent of any partnership, or as an agent, member, stockholder (except stockholder of not more than five percent (5%) of the outstanding stock of any company listed on a national securities exchange or traded over the counter) or as an investor in any corporation or other person or entity of any kind whatsoever, directly or indirectly, sell or market to services that are the same as or directly competitive with the Business.
7.	Closing Date Deliveries
Concurrently with the execution and delivery of this Agreement, the parties (as applicable) have delivered each of the following:
(a)	a certificate of good standing or similar certificate with respect to INNUITY, dated as of the Closing Date, such certificate to be issued by the State of Washington and shall indicate that INNUITY is a valid and subsisting corporation;

(b)	an Assignment and Assumption Agreement in relation to the Purchased Assets and Assumed Liabilities, executed by INNUITY and WEB.COM;

(c)	A Bill of Sale in relation to the Purchased Assets executed by INNUITY; and

(d)	a certificate of the Secretary of INNUITY dated as of the Closing Date of INNUITY certifying the charter documents of INNUITY as in effect on such date, the corporate status of INNUITY and the corporate approval of the transactions provided for herein, in a form reasonably acceptable to WEB.COM.
8.	Representations and Warranties
     INNUITY represents and warrants to WEB.COM, which representations and warranties shall survive for a period that begins on the date this Agreement is signed and ends on the two year anniversary of the Closing Date, as follows:

(a)	Corporate Authority and Binding Obligation. INNUITY has good right, corporate power and authority to enter into this Agreement and to sell, assign and transfer the Purchased Assets to WEB.COM in the manner contemplated herein and to perform all of INNUITY’s obligations under this Agreement. INNUITY and its board of directors have taken all necessary actions, steps and corporate proceedings to approve or authorize, validly and effectively, the entering into, and the execution, delivery and performance of, this Agreement and the sale and transfer of the Purchased Assets by INNUITY to WEB.COM. This Agreement is a legal, valid and binding obligation of INNUITY, enforceable against INNUITY in accordance with its terms, subject to bankruptcy, reorganization, insolvency and other similar laws affecting the enforcement of creditors’ rights in general and to general principles of equity (regardless of whether considered in a proceeding in equity or an action at law).

(b)	No Other Purchase Agreements. No person or entity has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, for the purchase or other acquisition from INNUITY of any of the Purchased Assets, or any rights or interest therein.

(c)	Contractual and Regulatory Approvals. Except with respect to the Partner Agreements (as more fully described in Section 9(c) of this Agreement), INNUITY is not under any obligation, contractual or otherwise, to request or obtain the consent of any person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any federal, state, provincial, municipal or local government or governmental agency, board, commission or authority are required to be obtained by INNUITY:
(i)	in connection with the execution, delivery or performance by INNUITY of this Agreement or the completion of any of the transactions contemplated herein;

(ii)	to avoid the loss of any material permit, licence, certification or other authorization relating to the Business; or

(iii)	in order that the authority of WEB.COM to carry on the Business in all material respects in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated hereunder.
Without limiting the generality of the foregoing, no consent is required to be obtained from any of the End-Users to the execution, delivery and performance by INNUITY of its obligations hereunder including the assignment of the End-User Agreements.
(d)	Status and Governmental Licences
(i)	INNUITY is a corporation duly incorporated and validly subsisting in all respects under the laws of its jurisdiction of incorporation. INNUITY has all necessary corporate power to own its properties and to carry on its business as it is now being conducted.

(ii)	INNUITY holds all necessary material licences, registrations and qualifications to carry on the Business in each jurisdiction in which:
(A)	it owns any of the Purchased Assets; or

(B)	the nature or conduct of the Business or any part thereof, or the nature of the Purchased Assets or any part thereof, makes such qualification necessary to enable the Business to be carried on as now conducted or to enable the Purchased Assets to be owned and operated.
(e)	Compliance with Governance Documents, Agreements and Laws. The execution, delivery and performance of this Agreement and the completion of the transactions contemplated herein, will not constitute or result in a material violation, breach or default, under:
(i)	any term or provision of any of the articles or by-laws of INNUITY; or

(ii)	the terms of any indenture, agreement (written or oral), instrument or understanding or other obligation or restriction to which INNUITY is a party or by which it is bound; or

(iii)	any law, regulation or governmental requirement applicable to INNUITY.
(f)	Financial Information. The Financial Information has been prepared in accordance with GAAP, applied on a basis consistent with that of the previous fiscal year, is true, correct and complete in all material respects and presents fairly the revenues of the Business during the periods specified therein in all material respects.

(g)	All Liabilities. There are no liabilities (contingent or otherwise) of INNUITY of any kind whatsoever in respect of which WEB.COM may become liable on or after the consummation of the transactions contemplated by this Agreement, except the Assumed Liabilities. INNUITY further represents and warrants that they have no continuing obligations or responsibilities with respect to its prior Marketing and License Agreement with Sam’s West, Inc. and/or Sam’s Club aside from the continuing obligations to the End-Users procured through that contract relationship and that all associated End-User contracts related thereto (and all related benefits) are fully transferable to WEB.COM hereunder.

(h)	Absence of Certain Changes or Events. Since November 30, 2009, and except in connection with the actions by INNUITY to sell the Business to WEB.COM hereunder, INNUITY has:
(i)	operated the Business only in the ordinary course thereof, consistent with past practices;

(ii)	not created any Encumbrance upon any of the Purchased Assets;

(iii)	not made any material change in the method of billing customers or the credit terms made available by the Business to customers;

(iv)	not made any material change with respect to any method of management, operation or accounting in respect of the Business;

(v)	not amended the revenue recognition policy with respect to the Business to accelerate the recognition of any development, disposition, incentive, performance or similar fees payable under the End-User Agreements;

(vi)	not suffered any damage, destruction or loss (whether or not covered by insurance) relating to the Business which has materially adversely affected or could materially adversely affect the Business or any of the Purchased Assets;

(vii)	not entered into or amended any material agreement relating to the Business or any of the Purchased Assets (other than End-User Agreements entered into in the ordinary course of business);

(viii)	not suffered any extraordinary loss relating to the Business or any of the Purchased Assets;

(ix)	not made or incurred any material change in, or become aware of any event or condition which is likely to result in a material change in, the Business or its relationships with its customers or suppliers or any of the Purchased Assets; or

(x)	not authorized, agreed or otherwise become committed to do any of the foregoing.
(i)	Litigation. There are no material actions, suits or proceedings, judicial or administrative, pending, or to the knowledge of INNUITY, threatened against, by, or affecting INNUITY which question the validity of this Agreement or INNUITY’s ability to enter into or perform under this Agreement or relate to the Business or any of the Purchased Assets, at law or in equity, or before or by any court or any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

(j)	Title to Assets. To the extent that title to contractual rights under the End-User Agreements can be held by a contracting party in INNUITY’s position under applicable law, INNUITY is the owner of and has good and marketable title to all of the Purchased Assets, free and clear of Encumbrances. Except for the counterparties to the End-User Agreements and the Partner Agreements, no other person owns or has any Encumbrance against the Purchased Assets.

(k)	Partnerships or Joint Ventures. INNUITY is not, in relation to any part of the Business, a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind, and is not party to any agreement under which INNUITY agrees to carry on any part of the Business in such manner or by which INNUITY agrees to share any revenue or profit of the Business with any other person or entity.

(l)	Restrictions on Doing Business. INNUITY is not subject to any judgment, order or requirement of any court or governmental authority relating to the Business or any of the Purchased Assets.

(m)	Outstanding Agreements. INNUITY is not a party to or bound by any outstanding or executory agreement, contract or commitment, whether written or oral, relating to the Business or any of the Purchased Assets, except for the End-User Agreements and the Partner Agreements.

(n)	Good Standing of Agreements. INNUITY is not in material default or breach of any of its obligations under any one or more of the End-User Agreements, and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default or breach. All of the End-User Agreements are now in good standing and in full force and effect without amendment thereto, and INNUITY is entitled to all benefits thereunder. There are no contracts, agreements, commitments, indentures or other instruments relating to the Business under which INNUITY’s rights or the performance of its respective obligations are dependent upon or supported by the guarantee of or any security provided by any other person.

(o)	Compliance with Laws. In relation to the Business, INNUITY is not in violation in any material respect of any federal, state, provincial or other law, regulation or order of any government or governmental or regulatory authority, domestic or foreign.

(p)	All Material Agreements. There are no material agreements, other than the End-User Agreements, that are necessary to enable WEB.COM to carry on the Business in the same manner and to the same extent as it has been carried on by INNUITY prior to the date hereof.

(q)	Copies of Documents. Complete and correct copies (including all amendments) of the End-User Agreements have been made available to WEB.COM.

(r)	No Violation of Intellectual Property Rights. All Services previously provided to any End-User by INNUITY as of or before the Closing Date, whether with respect to the design and development of a website or otherwise, do not violate or infringe, and have not violated or infringed, in any way, any of the contracts, patents, trademarks, service marks, trade names, copyrights, trade secrets or other proprietary rights of any other party. Moreover, WEB.COM’s or an End-User’s use or receipt of, as applicable, the Customer Maintenance Services, the Innuity License, and the Innuity Technology as further defined below in Section 10, do not and will not violate or infringe, in any way, any of the contracts, patents, trademarks, service marks, trade names, copyrights, trade secrets or other proprietary rights of any other party.

(s)	Compliance with OFAC Regulations. As of the Closing Date, none of the End-Users are prohibited from engaging in transactions with U.S. citizens, nationals or entities under applicable U.S. law and regulations including, but not limited to, regulations issued by the U.S. Office of Foreign Assets Control (“OFAC”). In addition, none of the End-Users are a “Specially Designated National,” as OFAC has designated as of the Closing Date.
WEB.COM acknowledges that neither INNUITY nor any other person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding INNUITY, the Business, the End-Users or the End-User Agreements, which has been communicated, furnished or made available to WEB.COM or its Representatives, except as expressly set forth in this Section 8.
9.	Covenants of INNUITY
     Following the Closing Date, INNUITY shall do each of the following:
(a)	eCommerce Sunset Date. Unless otherwise mutually agreed between WEB.COM and INNUITY, on the Closing Date or such later date as WEB.COM decides, but in no event later than the 90th day following the Closing Date (the “eCommerce Sunset Date”), INNUITY will discontinue providing eCommerce services to End-Users and terminate any eCommerce End-User Agreements. In advance of the eCommerce Sunset Date, WEB.COM will offer each eCommerce End-User a 90-day free trial of WEB.COM’s DIY eCommerce service.

(b)	End-User Information. Unless otherwise mutually agreed between WEB.COM and INNUITY, as soon as commercially possible following the reasonable request of WEB.COM, INNUITY shall deliver the End-User Information to WEB.COM in a manner reasonably acceptable to WEB.COM. For the avoidance of doubt, the End-User Information so delivered shall specifically include the associated credit card information for the End-Users. Failure on the part of INNUITY to deliver this information to WEB.COM in a reasonable amount of time following the reasonable request of WEB.COM will result in a material breach of this covenant and this Agreement.

(c)	Partner Agreement Consents. INNUITY shall use reasonable best efforts to obtain the Partner Agreement Consents following the Closing. Without limiting the generality of the foregoing, the parties agree to each of the following:
(i)	INNUITY shall use its reasonable best efforts to obtain such Partner Agreement Consents as quickly as practicable, but in no event later than sixty (60) days following the Closing Date. Once a Partner Agreement Consent is obtained, pursuant to such Partner Agreement Consent the corresponding Partner Agreement shall immediately be assigned, transferred, conveyed and delivered to WEB.COM further in accordance with this Agreement.

(ii)	WEB.COM and INNUITY shall cooperate with each other in any reasonable and lawful arrangements designed to provide to WEB.COM the benefits of use of each unassigned Partner Agreement for its respective term (or any right or benefit arising thereunder, including the enforcement for the benefit of

WEB.COM of any and all rights of INNUITY against a third party thereunder) including but not limited to entitling WEB.COM to receive the account revenue related to the hosting accounts attributable to each Partner Agreement. Except as provided for otherwise herein, as INNUITY continues its efforts to obtain any Partner Agreement Consent not yet obtained, neither this Agreement nor any other document related to the consummation of the transactions contemplated hereby shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of any such Partner Agreement.

(iii)	For any Partner Agreement Consents not obtained within sixty (60) days of the Closing Date, WEB.COM will have the right to deduct the portion of the Purchase Price related to the unassigned Partner Agreements from the Holdback Amount.

(iv)	Partner Agreement Consents for the Howard, IMG and Website ESP Partner Agreements (the “Primary Partner Consents”) must be fully obtained in the twenty-one (21) day period following the Closing Date. If the Primary Partner Consents are not received within this twenty-one (21) day period, then WEB.COM will have the right to deduct the portion of the Purchase Price related to those Partner Agreements from any amounts payable by WEB.COM to INNUITY hereunder.
10.	Ongoing Services
(a)	Customer Maintenance. Subject to the closing of the transaction provided for herein, the parties hereto covenant and agree that for a period of up to 180 days following the Closing Date, as determined by WEB.COM (the “Customer Maintenance Period”), INNUITY shall continue to host, service, bill, invoice and collect (for the benefit of WEB.COM) and maintain the customers of the Business until such processes are transitioned to WEB.COM (the services to be provided by INNUITY being referred to as the “Customer Maintenance Services”). During the first ninety (90) days of the Customer Maintenance Period, INNUITY will incur all costs associated with the Customer Maintenance Services; provided, however, that during the Customer Maintenance Period and thereafter (to the extent INNUITY continues to provide the Customer Maintenance Services upon the agreement of the parties hereto), WEB.COM will pay each of the following (collectively, “Customer Maintenance Service Expenses”): (a) $1,500 per day to INNUITY, provided, however, that this $1,500 per day fee will not be incurred until the ninety-first (91st) day of the Customer Maintenance Period, (b) all expenses payable to Google, Inc. or its affiliates for End-Users receiving “pay-per-click” services, and (c) all expenses related to domain costs associated with the websites of End-Users. The Customer Maintenance Service Expenses payable to INNUITY under Section 10(a) will be paid by WEB.COM on a monthly basis, payable within fifteen (15) days of the last day of each such month. The Customer Maintenance Service Expenses payable under Sections 10(b) or (c) will either be payable directly to such vendors by WEB.COM in accordance with such vendor’s payment requirements, or, if such Customer Maintenance Service Expenses are paid directly by INNUITY, INNUITY will remit to WEB.COM the amount of such expenses on a monthly basis (including copies of invoices or similar documentation) and WEB.COM will pay such Customer Maintenance Service Expense directly to INNUITY within fifteen (15) days of receipt thereof. Amounts collected by INNUITY for the benefit of WEB.COM shall be remitted to WEB.COM within fifteen (15) days of each month-end and shall be accompanied by a report detailing the related monthly transactions. Notwithstanding the foregoing and for the avoidance of doubt, the parties each acknowledge and agree that unless otherwise agreed upon by INNUITY in writing, following the end of the Customer Maintenance Period in no event will INNUITY be obligated to provide any services to the End-Users or WEB.COM (including the Customer Maintenance Services).

(b)	License. INNUITY hereby grants to WEB.COM a worldwide, ongoing, non-exclusive and royalty-free license (the “Innuity License”) to use the systems and/or technology utilized by INNUITY to provide the Services to the End-Users (collectively, the “Innuity Technology”) in order for WEB.COM to continue providing the Services to the End-Users pending the transfer of the Services and End-Users to WEB.COM’s systems and/or technology (the “WEB.COM Technology”). Both WEB.COM and INNUITY will use their reasonable best efforts in order to transfer all End-Users from the Innuity Technology to the WEB.COM Technology within one hundred and eighty (180) days following the Closing Date; provided, however, that the Innuity License shall continue for use with any and all End-Users until such End-Users are fully transferred to the WEB.COM Technology. For the avoidance of doubt, in accordance with the above WEB.COM shall be able to use the Innuity Technology to provide the Services to the End Users as long as desired including beyond the one hundred and eighty (180) day period mentioned above. Notwithstanding the foregoing and for the avoidance of doubt, unless otherwise agreed upon by INNUITY in writing, in no event may WEB.COM use the Innuity Technology (pursuant to the Innuity License or otherwise) other than to provide the Services to End-Users as described in this Section 10.
11.	Bulk Sales Act
     WEB.COM hereby waives compliance by INNUITY with the provisions of the Bulk Sales Act (State of Washington). INNUITY shall indemnify and save harmless WEB.COM from any loss, liability, cost or expense suffered by WEB.COM as a result of WEB.COM so waiving compliance and from INNUITY’s failure to so comply.

12.	Indemnity
       INNUITY shall indemnify WEB.COM from and against all obligations, damages, commitments, liabilities and claims (“Damages”) incurred by WEB.COM arising from:
(a)	the breach of any of the representations, warranties and covenants of this Agreement by INNUITY; provided, however, that in no event will INNUITY be obligated to indemnify WEB.COM for Damages related to (i) the representations and warranties of INNUITY set forth in Section 8 of this Agreement following the two-year survival period described therein, or (ii) any covenant under which INNUITY’s obligations thereunder have expired by its terms as of the date such Damages arose; and

(b)	except for the Assumed Liabilities, all liabilities in respect of all indebtedness of INNUITY to all persons, including all liabilities in respect of the eCommerce End-User Agreements.
       WEB.COM shall indemnify INNUITY from and against all Damages incurred by INNUITY arising from:
(a)	all liability claims relating to WEB.COM’s operation of the Business after the Closing Date; and

(b)	the Assumed Liabilities.
13.	Limitations of Liability
     The indemnification right and obligations of the parties under Section 12 of this Agreement will be subject to each of the following:
(a)	Cap. Notwithstanding any other provision of this Agreement or any other agreement, certificate of other documents made or delivered in order to carry out the transactions contemplated hereby, the maximum liability of any party to this Agreement under any claim, proceeding or action which may be brought by one party against another (including its officers, directors or employees) as a result of any non-fulfillment of any covenant or agreement under this Agreement, or any incorrectness or breach of any representation or warranty contained herein, shall be limited to an amount equal to the sum of the Purchase Price.

(b)	Holdback Amount As First Source of Recovery. Any indemnification to which WEB.COM is entitled under this Agreement as a result of Damages it may suffer shall be deducted, first, by WEB.COM from the Holdback Amount in accordance with the terms and conditions of this Agreement; and, accordingly, the Holdback Amount shall be the first source of recovery for such Damages. INNUITY shall not be liable for Damages directly, until such time as the Holdback Amount has been reduced to zero in accordance with the terms and conditions of this Agreement. Subject to the terms and conditions of this Agreement, the entire amount of the Holdback Amount shall be available to WEB.COM for satisfaction of any Damages it may suffer. If WEB.COM is entitled to indemnification under Section 12 and seeks to retain any portion of the Holdback Amount prior to its obligation to pay the Holdback Amount to INNUITY under Section 4(b)(i) of this Agreement, then WEB.COM shall provide written notice to INNUITY describing the Damages on or before the one-year anniversary of the Closing Date (a “Notice of Claim”), which Notice of Claim shall set forth the Damages in reasonable detail and particularity, including WEB.COM’s good faith estimate of the amount of the Damages, and other evidence indicating that WEB.COM is entitled to indemnification under this Agreement. Any Notice of Claim must be made by WEB.COM in good faith and based upon WEB.COM’s reasonable belief that such Damages have in fact been or will be incurred by WEB.COM.

(c)	Threshold Amount. No claim for Damages may be made by either party hereto for indemnification pursuant to Section 12 unless and until the aggregate amount of Damages for which a party is seeking to be indemnified pursuant to Section 12 exceeds $10,000 (the “Indemnity Threshold”), at which time that party will be entitled to indemnification for all Damages including the initial $10,000.

(d)	Right of Subrogation. If any of the Damages for which a party is responsible or allegedly responsible under Section 12 are recoverable or reasonably likely to be recoverable against any third party, the party seeking indemnification shall assign any and all rights that it may have to recover such Damages to the indemnifying party or, if such rights are not assignable for any reason, the claiming party shall use commercially reasonable efforts to collect any and all such Damages on account thereof from such third party for the benefit of the indemnifying party. The claiming party shall reimburse the indemnifying party for any and all Damages paid by the indemnifying party to the claiming party pursuant to this Agreement to the extent such amount is subsequently paid to the claiming party by any person other than the indemnifying party.

(e)	Disclaimer of Consequential Damages, Etc. Notwithstanding anything contained in this Agreement to the contrary, neither party shall be liable to the other party for any consequential, special, exemplary or punitive damages of the other party, including diminution in value or damages determined as a multiple of income, revenue or the like, relating to the breach or alleged breach of any representation, warranty, covenant or agreement in this Agreement.

(f)	Exclusive Remedy. Following the Closing Date, the sole and exclusive remedy of the parties in respect of any and all claims arising out of this Agreement (irrespective of the cause of action, whether in contract, tort or otherwise) will be to make an indemnification claim pursuant to Section 12 and in no event will WEB.COM seek to recover Damages in excess of the Purchase Price in accordance with Section 13(a).
14.	Confidentiality
     Except as and to the extent required by law, WEB.COM shall not disclose or use, and it shall cause its officers, directors, employees, agents and other representatives not to disclose or use, any Confidential Information (as defined below) with respect to INNUITY and its Business furnished, or to be furnished, by any representative of INNUITY, at any time or in any manner, except for its use in connection with its operation of the Purchased Assets. For purposes of this Agreement, “Confidential Information” means any information about INNUITY and the Business whether communicated in written form, verbally, visually, technically or pursuant to any other media, and whether or not such information (if disclosed in writing) is marked “confidential” and specifically including the Innuity Technology. The term “Confidential Information” shall not be deemed to include information which: (i) is generally available to or known by the public other than as a result of improper disclosure by WEB.COM or any of its representatives or (ii) is obtained by WEB.COM from a source other than INNUITY or any of its representatives bound by a duty of confidentiality to INNUITY, provided that such source was not bound by a duty of confidentiality to INNUITY; provided, however, that WEB.COM shall be entitled to disclose any Confidential Information (x) to the extent such disclosure is required by a valid order of a court or other governmental body having jurisdiction, provided that WEB.COM provides INNUITY with reasonable prior written notice of such disclosure and makes a reasonable effort to assist INNUITY in obtaining a protective order preventing or limiting the disclosure and/or requiring that the Confidential Information so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued, or (y) to any of its legal, accounting or tax advisors under an obligation of confidentiality.
15.	Disclosure/Public Announcements
     Neither party hereto will issue any press release or make any public announcement relating to the subject matter of this Agreement, including any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities, without the prior written approval of the other party, which will not be unreasonably withheld. WEB.COM, however, may make any public disclosures it believes in good faith are required to adequately respond to financial analysts, investors or other similar stakeholders.
16.	Responsibility for Fees and Costs
     INNUITY and WEB.COM shall each be responsible for their own costs and legal, accounting and other professional fees incurred in connection herewith, the negotiation, preparation and execution of this Agreement, or otherwise relating to the transactions proposed herein. WEB.COM shall not incur any obligation or fee for any finder, broker or agent engaged by INNUITY in connection with the transactions contemplated hereby.
17.	General
(a)	Waiver. No party will be deemed to have waived the exercise of any right that it holds under this Agreement unless such waiver is made in writing. No waiver made with respect to any instance involving the exercise of any such right will be deemed to be a waiver with respect to any other instance involving the exercise of the right or with respect to any other such right.

(b)	Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument. This Agreement may be executed by facsimile or electronic signature and such signatures will have the force and effect of originals.

(c)	Severability. If any provision of this Agreement or the application of such provision to any party or person or circumstance shall be held illegal, invalid, or unenforceable, the remainder of this Agreement, or the application of such provision to a party or person or circumstance other than those as to which it is held illegal, invalid, or unenforceable shall not be affected thereby. Each provision of this Agreement is intended to be severable, and if any provision is illegal, invalid or unenforceable in any jurisdiction, this will not affect the legality, validity or enforceability of such provision in any other jurisdiction or the validity of the remainder of this Agreement.

(d)	Governing Law. This Agreement will be interpreted and enforced in accordance with the laws of the State of Florida.

(e)	Entire Agreement. This Agreement, which includes the recitals hereto and all schedules attached hereto, and all other documents delivered at closing constitutes the entire agreement among the parties and contain all of the covenants, representations and warranties of the parties with respect to the subject matter hereof. There are no oral representations or warranties among the parties of any kind. This Agreement may not be amended or modified in any respect except by written instrument signed by all parties. The schedules to this Agreement are:

Schedules A-1, A-2, A-3 and A-4: Description of End-Users

Schedule B-1, B-2, B-3 and B-4: Forms of End-User Agreements

Schedule C: List of Counter Parties to Partner Agreements

Schedule D: Financial Information and Purchase Price

(f)	Further Assurances. Each of the parties hereto will from time to time, both before and after closing, at the other’s request and expense and without further consideration, execute and deliver such other instruments of transfer, conveyance and assignment and take such further action as the other may require to more effectively complete any matter provided for herein.

(g)	Assignment. This Agreement shall not be assigned by either party, in whole or in part, without the prior written consent of the other party hereto.

(h)	Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(i)	Copy of End-User Information. INNUITY may retain a copy of the End-User Information for a period not to exceed three years for purposes of tax, accounting and other purposes related to the reporting and implementation of this Agreement. Following the end of such three-year period, INNUITY will destroy its copy of the End-User Information or if applicable return it to WEB.COM.
[REMAINDER OF THIS PAGE BLANK. SIGNATURE PAGE FOLLOWS.]

[Signature Page to Innuity, Inc./Web.com Group, Inc. Asset Purchase Agreement]
IN WITNESS WHEREOF the parties hereto have signed this Asset Purchase Agreement as of the Closing Date first set forth above.

WEB.COM GROUP, INC.

Per:	/s/ David L. Brown
David L. Brown
President and CEO

INNUITY, INC.

Per:	/s/ John Wall
John Wall
President and CEO